US Parts Online Inc.

2360 Corporate Circle Suite 400

Henderson, NV 89074

May 24, 2012

United States

Securities and Exchange Commission

Washington, DC 20549

Re: US Parts Online Inc.’s - Registration Statement on Form S-1

Amendment No. 1

Filing No. 333-179765

Dear: Max A. Webb

In response to your letter dated March 21, 2012 which included comments regarding our registration statement, we have prepared the following responses:

General

Comment: 1

In light of your statements on page 19 that you “will require full funding to implement [y]our complete business plan,” on page 22 that you will not commence operations until you “have closed this offering,” and on page 25 that if the offering is not fully subscribed, you “would be forced to scale back or abort completely the implementation” of your business plan, please revise at an appropriate place to explain why you decided to conduct the offering without a minimum threshold sufficient to begin launching your business plan.

Response: We have revised to explain that we decided to conduct the offering without a minimum threshold because we believe that any amount of funds raised will increase the commercial success of our business. Also, the company would like access to subscription funds as soon as they are available to proceed with the proposed business plan. Finally, our president, Dmitrijs Podlubnijs has agreed informally to lend us funds.

Comment: 2

Please tell us whether there is any relationship between you and US-Parts-Online.de based in Hamburg, Germany. If there is not, how are you going to keep internet purchasers from being confused about the two companies with the same name?

Response: We have no connection and relationship with German based company US-Parts-Online.de. To avoid confusion we are going to register a web domain name which is distinctive from the German company’s web site name.

Comment: 3

Please provide us with any artwork that you intend to use. Any such artwork should be clear illustrations of your product or business with concise language describing the illustrations. Artwork that does not convey the business purpose and language that strays beyond a limited scope is inappropriate. Please refer to Securities Act Forms Compliance and Disclosure Interpretation 101.02.

Response: We do not plan to use any artwork in our S-1.

Registration Statement Cover Page

Comment: 4

Refer to footnote (1) to the fee table. It appears that the fee should be calculated pursuant to Rule 457(a). Please revise footnote (1) accordingly or tell us why Rule 457(o) is the appropriate basis for calculating the fee.

Response: We have revised our fee table as follows:

Estimated  solely  for the  purpose of  calculating  the  registration  fee  pursuant to Rule 457(a) of the Securities Act.

Prospectus cover page

Comment: 5

Please clarify, if true, that subscriptions are irrevocable.

Response: We have clarified that subscriptions are irrevocable as follows:

Subscriptions are irrevocable. INVESTORS CANNOT WITHDRAW FUNDS ONCE INVESTED AND WILL NOT RECEIVE A REFUND.

Comment: 6

Please clarify, if true, that in no event will the offer be extended beyond March 31, 2013.

Response: We have clarified that in no event will the offer be extended beyond March 31, 2013

Prospectus Summary, page 6

Comment: 7

Please disclose your cash on hand, monthly cash burn rate, and the number of months your cash will last at this rate without additional sources of funds

Response: We have disclosed our cash on hand, monthly cash burn rate as follows: Our cash balance is $1,540 as of May 24, 2012. Our monthly burn rate is approximately $5,975. This is a simple monthly estimate of expenses which includes all the expenses described in our full plan of operations, divided by 12 months. The present capital will not be sufficient to fund our operation for any period of time at this burn rate.

Comment: 8

Please disclose both (i) the implied aggregate market value of your common stock based upon the proposed offering price of $0.01 per share and (ii) your total stockholders’ equity balance as of your most recent balance sheet date here and in one of your opening paragraphs on page 3 in the overview section.

Response: We have disclosed that based on 5,000,000 common stock outstanding and the proposed offering price of $0.01 our implied aggregate market value is $50,000.

Risk Factors, page 8

Comment: 9

Please add a risk factor describing the risks to investors because you will not maintain an escrow account and, because there is no minimum offering amount, you will have immediate access to investor funds.

Response: We have added this risk factor:

There is no minimum offering amount or no escrow account.  Offering proceeds shall be deposited directly into our operating account.  Because we are not making provisions for a refund to investors, you may lose your entire investment.

Even though our business plan is based upon the complete subscription of the common shares offered through this offering, the offering makes no provisions for refund to an investor.  We will utilize all amounts received from newly issued common stock purchased through this offering even if the amount obtained through this offering is not sufficient to enable us to go forward with our planned operations.  Any funds received from the sale of newly issued stock will be placed into our corporate bank account.  We do not intend to escrow any funds received through this offering.  Once funds are received as a result of a completed sale of common stock being issued by us, those funds will be placed into our corporate bank account and may be used at the discretion of management.

Comment: 10

Please add a risk factor describing the risks to investors because of conflicts of interest resulting from your sole officer and director only spending 50% of his time devoted to your operations. We note in this regard your disclosure on page 24.

Response: We have added this risk factor:

BECAUSE OUR CURRENT PRESIDENT HAS OTHER BUSINESS INTERESTS, HE MAY NOT BE ABLE OR WILLING TO DEVOTE A SUFFICIENT AMOUNT OF TIME TO OUR BUSINESS OPERATIONS, CAUSING OUR BUSINESS TO FAIL.

Dmitrijs Podlubnijs, our President, currently devotes approximately 50% of his time to our operations only.  While he presently possesses adequate time to attend to our interest, it is possible that the demands on him from other obligations could increase, with the result that he would no longer be able to devote sufficient time to the management of our business. The loss of Mr. Podlubnijs to our company could negatively impact our business development.

Comment: 11

Please add a risk factor describing the risks to investors because, even if the offering is fully subscribed, your sole officer and director will continue to control a significant percentage of your outstanding common stock.

Response: We have added this risk factor:

BECAUSE OUR SOLE OFFICER AND DIRECTOR WILL OWN 38.5% OR MORE OF OUR OUTSTANDING COMMON STOCK, IF MAXIMUM OFFERING SHARES ARE SOLD, HE WILL MAKE AND CONTROL CORPORATE DECISIONS THAT MAY BE DISADVANTAGEOUS TO MINORITY SHAREHOLDERS.

If maximum offering shares will be sold, Mr.Podlubnijs, our sole officer and director, will own 38.5% of the outstanding shares of our common stock. Accordingly, he will have significant influence in determining the outcome of all corporate transactions or other matters, including the election of directors, mergers, consolidations and the sale of all or substantially all of our assets, and also the power to prevent or cause a change in control.  The interests of Mr.Podlubnijs may differ from the interests of the other stockholders and may result in corporate decisions that are disadvantageous to other shareholders.

Management’s Discussion and Analysis, page 21

Plan of Operation, page 22

Comment: 12

Please revise this entire section to add specificity about your business plan and the obstacles you face in implementation. In doing so, please add additional detail where possible about costs, milestones, and any additional financing needed and your plans for obtaining such additional financing. Also, if any of the revised disclosure suggests that revisions to the Prospectus Summary and Risk Factors are necessary, please make the appropriate changes. To provide one example of the kind of additional specificity we envisage, please revise the second numbered paragraph on page 22 to allocate the $7,500 among the different uses described.

Response: We have revised the second numbered paragraph to allocate the $7,500 among the different uses described.

We have also added the following disclosure:

If we are not successful in raising funds from this offering to fund our operations as planned, our president has informally agreed to lend us such funds. However our president does not have any contractual obligation to lend us funds. If we need additional funds and are unable to obtain a loan from our president we will have to see additional sources of funds such as alternative loans or through additional sale of common stock. Currently we do not have any additional arrangements for this financing. If we are unable to raise additional funds when we need them, our business may fail and you may lose your investment.

Comment: 13

Please revise your business plan to explain whether the manufacturers and suppliers of new and used auto parts whom you intend to purchase from have their own internet web sites where purchasers can buy the supplies you intend to purchase and sell them. It appears that if most or all do, you would only be able to add additional transaction costs and delays to such transactions. Please revise to add a risk factor and explain, here or in Business, how you envision that working.

Response: We have revised to explain:

Most of our future suppliers have their own internet web sites where customers can purchase supplies. However they often do not offer or arrange overseas shipping or offer long and costly shipping services. We will offer competitively priced and relatively quick shipping services for our clients. Also, none of such suppliers offer large parts such as engine bumpers, fenders etc.

We have added the following risk factor:

It is likely that we will add additional transaction costs and delays to our clients’ transactions.

Most of our manufacturers and suppliers have their own websites where purchasers can buy the supplies we intend to sell. It is likely that we will add additional transaction costs to our clients because we will need to pass on the additional costs of running our company.  We could be subject to increased shipping cost and delays as well as the potential inability of our third-party transportation providers to deliver on a timely basis.

Comment: 14

Please reconcile your disclosure in the second sentence that you believe that raising capital from this offering “could take up to 180 days” with your disclosure on the cover page that the offer will be open up to March 31, 2013.

Response: We revised our statement to state that raising capital from this offering could take up to March 31, 2013.

Comment: 15.

Please explain why you do not intend to take any concrete steps to implement your business plan until you have closed the offering, particularly given that there is no minimum offering amount and you will have immediate access to investor proceeds. In your revised disclosure, please address why you believe investors should bear the complete risk that you will not raise a sufficient amount of proceeds to commence operations, will fail to develop a functional website, or will be unsuccessful in your efforts to negotiate with parts suppliers. Please revise the prospectus summary in this manner as well.

Response: We have revised to state that we plan to implement the steps in our business plan based as funds become available. In order to proceed with our business plan as quickly as possible, the company would like access to subscription funds as soon as they are available. We believe that it is to the subscribers' advantage that the company be able to proceed with its business plan as early as possible. We have revised our first paragraph of our “Plan of Operations” as follows:

We believe that we will raise sufficient capital to begin our operations. We believe this could take up to 180 days. We plan to implement our business plan based on when funds become available. We do not intend to hire employees during the first year. Our sole officer and director will handle our administrative duties. Based on availability of funds, our proposed 12 month business plan will consists of the following specific milestones.

Comment: 16

Please briefly explain what attributes you believe your website will have which will make it “state-of-the-art.”

Response: we deleted statement regarding “state of the art”.

Comment: 17

Please disclose the steps you have taken to date to negotiate with parts suppliers. If you do not have arrangements with the suppliers you name in the second paragraph of page 22, please remove references to these companies.

Response: We do not have arrangement with parts suppliers yet and we removed references to these companies.

Comment: 18

Please provide your basis for the statement on page 23 that “[w]e expect to be profitable within 12 months of completion of our offering” or remove this statement. Please note that all projections must have a reasonable basis. Refer to Item 10(b) of Regulation S-K.

Response: We have removed this statement.

Results of Operations, page 24

Comment: 19

Please revise to discuss in greater detail your agreement with LT United, Inc. Your revised disclosure should discuss the services specified in the agreement and whether this party is affiliated with or related to the Company or its officer. In addition, discuss the terms of the agreement you have with Infiniti Shipping, Inc., which is noted on page 28 of your filing, and the facts and circumstances of your distribution center in Kotka, Helsinki, also noted on page 28 of your filing. Please file a written description of the agreement with Infiniti Shipping, Inc. as an exhibit to your amended registration statement.

Response: We have revised in greater detail our agreement with Agreement with LT United Inc. to include the following description:

We have executed an agreement with LT United Inc. as our Agent to store and ship our inventory for US Parts Online Inc. Agent's relationship with the Company will be that of an independent contractor and not an employee. LT United Inc. is neither affiliated nor related to the Company or its officer. The following are the services specified in the agreement between LT United Inc. (“Agent”) and US Part Online Inc. (“Company”):

1) Agent shall use its best efforts to provide the services ("the Services") to the company as requested and further described herein on a non-exclusive or exclusive basis, as reasonably requested by the Company.

2) Agent fee shall be calculated as 0.6 dollar per 1 lb. (Port to Port) The Agent fee shall exclude value added tax, postage and packaging, insurance. Shipping and handling will be executed by Agent and billed later to Company on exact same amount the Agent paid. The Agent shall store all Companies shipment free of charge at The Agent warehouse.

3) The Company shall make use of the Agent’s services for a period of six months commencing on Effective Date and continuing thereafter on a month to month basis until this Agreement is terminated in accordance with paragraph 6.

4) Independent Contractor. Agent's relationship with the Company will be that of an independent contractor and not an employee. Agent will not be eligible for any employee benefits, nor will the Company make deductions from consideration paid to Agent for taxes, all of which will be Agent's responsibility. Agent will have no authority to enter into contracts that bind the Company or create obligations on the part of the Company without the prior written authorization of the Company.

5) This Agreement shall be governed by and construed in accordance with the laws of the State of Georgia.

6) The Corporation or the Agent may terminate the Agreement by providing no less than 30 days resignation notice in writing.

7) No term of this Agreement may be amended or waived except with the written consent of the parties

8) Any notice required or permitted by this Agreement shall be in writing and shall be (I) delivered personally, (II) sent by certified or registered mail, postage prepaid, return receipt requested. Agent fee will be passed trough to the ultimate customer.

We have discussed the terms of our Verbal agreement with Infinity Shipping and filed the verbal agreement as an exhibit to our registration statement.

Also we have included a description of our distribution center in Finland.

 Description of Business, page 26

Comment: 20

Please add a separately captioned subsection discussing in detail the market for aftermarket automotive parts in Europe. You should also discuss the effect that the

European fiscal and credit crisis and the downturn in the European automotive sales has had and is expected to have on demand for aftermarket automotive parts.

Response: We have added the separate following subsection: The European financial crisis has caused a negative ripple effect on economies throughout the world, making the automaker's outlook uncertain. A downturn in the European automotive sales can have a negative impact on the aftermarket automotive parts which can negatively affect our business. When this happens, new purchases of automobiles decrease and the average age of cars on the road will rise. We will concentrate on selling parts for these aged automobiles during the decrease during such time.

Comment: 21

In this regard, please discuss the online market for aftermarket automotive parts. Your discussion should address the fact that this market is much less developed than ecommerce markets for other types of products. You should also address why you believe your website and business plan will provide you with a competitive advantage over traditional distribution methods for aftermarket automotive parts. We note in this regard your disclosure in the third risk factor.

Response: We have added the following discussion:

The online market for aftermarket auto parts is less developed than the online market for many other business and consumer products. Our success will depend in part on our ability to attract new customers and customers who have historically purchased auto parts through traditional retail and wholesale operations. Furthermore, we may have to incur significantly higher and more sustained advertising and promotional expenditures or price our products more competitively than we currently anticipate in order to attract additional online consumers to our websites and convert them into purchasing customers. Aside from we believe that our website will offer the following advantages over traditional distribution methods for aftermarket automotive parts:

1) Convenience: being able to order auto parts online at any time of the day or night without having to leave the home.

2) Larger Selection: ability to search through the inventory in a matter of minutes instead of spending time and gas going driving from store to store in search of the same product.

Comment: 22

It appears that your target customers for aftermarket automotive parts include, among others, repair shops. Please explain why you believe repair shops would prefer to order parts from you as opposed to purchasing directly from distributors or on an as-needed basis from brick-and-mortar retailers. Since repair shops typically do not maintain significant inventories of parts, it is not apparent why a repair shop would prefer to purchase parts from you, with the attendant transit times, when it could obtain parts the same day from a local retailer.

Response: We have added the following discussion:

We believe that repair shops would prefer to order some parts from us as opposed to purchasing directly from distributors or an as-needed basis from local brick and mortar retailers for the following reasons:

Many parts that we intend to sell are of cars designed for North American cars and are not available through local retailers in Europe. Also ordering such parts directly from distributors in North America can be inconvenient and costly due to shipping which is typically not arranged by these distributors. We intend to make it easier for consumer to find and purchase these parts and ship it by air within one week.

Product, page 26

Comment: 23

Please disclose who bears the costs of shipping body parts and small parts and who bears the risk of loss while parts are in transit. Disclose the approximate charge to ship each type of part and discuss how your estimated shipping charges compare with purchasing parts directly from the manufacturer or retailers.

Response: We have disclosed the following:

Our goods will be insured and shipping companies and carriers will bear the risk of loses while in transit. Shipping companies are responsible for broken or missing parts.

Our Clients will pay shipping cost for parts to be delivered to Europe.

We plan to save on shipment of such parts by shipping them with whole car shipments when possible. Since the shipment of the whole car is already paid for, the addition of extra parts in the car container will be free to us. We will pass these savings to our clients. We may not always have whole car shipments order and at times may not be able to ship parts for free. In these cases the approximate charges to ship each type of part on its own is as follows: small parts shipping by air will be approximately $5-$6 per kg and approximately $2-$3 per kg if delivered by sea container.

Almost all USA companies do not deliver body parts outside USA. Oversized, heavy body parts are such items as complete engine, fenders, hoods, radiators etc.

Comment: 24.

We note you have paid a $3,000 deposit for a salvage car for parts. Please discuss the terms of this acquisition, including the age and model of the vehicle, the agreed upon purchase price, and file the agreement as an exhibit to your amended registration statement.

Response:  We have discussed the terms of this acquisition: Car age: 4 years old; Model of the vehicle: Mercedes Bens C class; Total Price: $9,000. We have filed the invoice from Vendor as an exhibit to this registration statement.

Comment: 25

Please disclose whether you intend to offer any type of warranty on sales of secondhand parts.

Response: We have disclosed that we are not going to offer any type of warranty on secondhand parts.

Specialty Cars, page 27

Comment: 26

Revise to disclose what kind of specialty cars you intend to sell and how you intend to become a dealer in such cars. If you have any agreements in place with the manufacturers, please disclose. If not, disclose that.

Response: We have disclosed that we plan to purchase specialty cars. Cars which are available only in North American market. We plan to make such purchases only per customers’ specific orders. We do not plan to become a specialty car dealer otherwise. We do not have any agreements in place with manufacturers.

Comment: 27

Please explain what void in the market for specialty cars you are seeking to fill and discuss why you believe your business plan gives you a competitive advantage over existing dealers. Discuss whether you characterize yourself as a dealer or broker of imported specialty cars and explain how you expect to identify clients and locate the vehicles they aspire to purchase.

Response: We added the following discussion:

We plan to sell specialty cars which are only available in North American market and not sold by European car dealerships. We do not plan on becoming a car dealer, because we will only purchase such cars for specific customer orders. We will advertise this “specialty” service on our company web site.

Website, page 27

Comment: 28

Please disclose whether you have reserved a domain name for your website and, if so, please disclose your web address.

Response: We have disclosed that Oour website domain is AMERICAN-PARTS-ONLINE.COM

Comment: 29

Please explain how you intend to source the content for your website. In particular, discuss how you expect to obtain detailed product information and photographs in those cases where you do not have agreements with the manufacturer.

Response: We have added the following explanation:

We plan to obtain the detailed product information and photographs for our website from our suppliers. We do not believe that this will be difficult as most manufacturers and suppliers welcome new business and typically do not mind to share product information.

Comment: 30

Please characterize the last sentence of the first paragraph of this subsection as your aspiration as you have not yet developed your website.

Response: We have revised as follows: We believe that by providing an intuitive online shopping experience combined with useful auto part information and content, will be able to cost-effectively attract visitors to our sites, maintain high levels of customer satisfaction and reduce the number of product returns and exchanges.

Comment: 31

We note your disclosure that you expect to price your inventory at a 50% to 60% markup.  Please discuss how your pricing is expected to compare with the pricing of comparable parts obtained from “brick-and-mortar” retailers or parts obtained directly from distributors.

Response: We have disclosed that we expect our pricing will be competitive with “brick-and-mortar” retailers and distributors which sell comparable parts. We will reduce our parts inventory cost by purchasing salvage cars directly from salvage auctions. We will also try to reduce our shipping costs by combining whole car and parts shipping. Savings will be passed to our clients.

Shipping, page 28

Comment: 32

Please disclose the expected shipping times for body parts and small parts, and for parts shipped directly from the distributors and parts shipped via your warehouse in Helsinki.

Response: We have disclosed the following:

We expect shipping time for small parts delivered by USPS to be approximately one to two weeks. Body parts will be delivered by air with 5-10 days shipping time. Parts and whole cars shipped to our Helsinki warehouse will travel in container by sea with delivery time of approximately one month.

Comment: 33

Please discuss in detail the distribution center in Finland, including estimated square footage of the facility. We note that you have only allocated $1,000 of the offering proceeds for warehouse rent. Please file the lease agreement as an exhibit to your amended registration statement or revise to clarify that you have not yet entered into lease for this space.

Response: We have disclosed the following: We expect to rent 300-500 square feet for approximately $1,000 per month. We allocate only $1000 for warehouse rent because we will only be renting it during the last month of our 12 month Plan. We do not have a lease agreement for this space at present time.

Delivery from our vendors to our customers, page 28

Comment: 34

Please disclose whether you expect to record revenues from sales or receive commissions for those parts shipped directly from U.S.-based distributors.

Response: We have disclosed that we plan to enter into affiliate program with US based distributors and receive commission payment as per affiliate agreements when customer makes a purchase using link from our web site.

Agreement with LT United Inc., page 28

Comment: 35

Please disclose whether the agent fee is passed through to the ultimate customer.

Response: We have disclosed that the agent fee will be passed trough to the ultimate customer.

Comment: 36

Please explain “net value.”

Response: We have deleted the reference to the net value as agent fee is calculated based on weight. ($0.6 per each LB).

Properties, page 29

Comment: 37

Please fill in the blanks in this section and file the lease agreement as an exhibit to your amended registration statement or tell us why this agreement is not required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

Response:  We have revised this section as follows:

Our business address is at 2360 Corporate Circle Suite 400, Henderson NV 89074. These premises are provided to us by Incorp.com as part of their incorporation service.  We do not have a lease agreement with Incorp.com regarding these premises. We have paid Incorp.com $225 for their services.  Our telephone number is (678) 804-8036.

Government Regulation, page 29

Comment: 38

Please specifically identify and discuss all applicable regulations which are expected to materially affect your business. Disclose whether there are specific regulations applicable to dealers or distributors of aftermarket automotive parts. Disclose whether sales taxes or value added taxes are potentially applicable to e-commerce transactions in any countries that comprise your target market. Discuss any other material government regulations that apply to the importation of aftermarket automotive parts and specialty cars into Europe from the United States. Please revise the fourth risk factor in this manner as well.

Response: We have discussed regulations applicable to our business and have revised fourth risk factor.

Directors, Executive Officers, Promoter and Control Persons, page 29

Comment: 39

Please revise the biography of Dmitrijs Podlubnijs to include relevant business experience from January 2011 to the date of the prospectus or advise.

Response: We have revised the biography as follows:

Dmitrijs Podlubnijs has acted as our sole officer and director since our incorporation on October 17, 2011. From January 2011 to present Dmitrijs Podlubnijs devoted his time to researching used new and used car parts industry. He researched information in books and on internet. He also traveled to different European country to study car parts business there.

Mr. Podlubnijs has worked at Astrareal OY, Freight Forwarding and Port Operations Handling company in Kotka, Finland from 1997 to January 2011. His responsibility was warehouse manager.  He has experience relating to whether certain auto parts will be salable. He has knowledge and experience to keep warehouse running smoothly

Certain Relationships and Related Transactions, page 32

Comment: 40

Please provide related party disclosure for the $650 due to your sole shareholder or advise.

Response: We have provided the following disclosure:

As of May 24, 2012, our president, Dmitrijs Podlubnijs has loaned $6,150 to us. The loan is unsecured, non-interest bearing and payable upon demand.

Plan of Distribution, page 32

Comment: 41

Please revise to include a complete plan of distribution. If investors will be required to complete a subscription agreement, please revise by discussing the procedures for subscribing and file the form of subscription agreement as an exhibit to your amended registration statement. Your revised disclosure should address the terms of the offering and you should disclose in what circumstances you reserve the right to terminate the offering, other than because of the expiration of the offer period.

Response: We have provided a form of subscription agreement as an exhibit and have included the following disclosure:

Investors will be required to issue payment in full for subscribed shares and complete a subscription agreement which is filed as an exhibit to our registration statement. We reserve the right to reject or accept each subscription for any reason.

Terms of the offering:

This is a self-underwritten public offering with no minimum purchase requirement.  Common shares will be offered on a best efforts basis and we do not intend to use an underwriter for this offering.  We do not have an arrangement to place the proceeds from this offering in an escrow, trust or similar account.  Any funds raised from the offering will be immediately available to use for our immediate use.

Comment: 42

We note you have not included blue sky registration fees in the table of other expenses of issuance and distribution. Please disclose in what states and countries you intend to conduct the offering and disclose the applicable blue sky registration provisions or other regulations applicable to the offering of securities in these jurisdictions.

Response: We do not intend to conduct the offering in US and do not foresee significant blue sky registration fees.

Description of Securities, page 36

Anti-Takeover Law, page 36

Comment: 43

 It is not clear why the statements you make in the first paragraph of this section are relevant to whether your articles of incorporation or bylaws, or Nevada corporation law, contain provisions which would have the effect of delaying, deferring, or preventing a change of control. Please revise or advise. Refer to Item 202(a)(5) of Regulation S-K.

Response: disclosure has been revised as follows for clarity:

ANTI-TAKEOVER LAW

Our charter or bylaws do not contain any provisions that would have an effect of delaying, deferring or preventing a change in control of the registrant and that would operate only with respect to an extraordinary corporate transaction involving the registrant such as a merger, reorganization, tender offer, sale or transfer of substantially all of our assets or liquidation.

Exhibit 5.1

Comment: 44

Refer to the last sentence of the first paragraph. Counsel may examine any documents of its client it believes necessary to form its opinion; it is not appropriate for counsel to limit the scope of its opinion to the enumerated documents. Please have counsel revise its opinion accordingly.

Response: Our counsel has revised her opinion.

Comment: 45

Also revise to delete the fourth paragraph. A filed opinion is a public document and you may not limit its use. Also, the opinion is based on the law and the facts, not counsel’s knowledge of them.

Response: Our counsel has revised her opinion.

Other

Comment: 46

In regard to the next amendment and expected effective date of this filing, please consider the age of financial statements requirements pursuant to Rule 8-08(b) of Regulation S-X.

Response: We intend to keep our financial statements updated pursuant to rule 8-08(b) of Regulation S-X

Comment: 47

Provide a currently dated consent from the independent registered public accountant in any amendment of this filing.

Response: We have provided currently dated consent

Please direct any further comments or questions you may have to the company's attorney:

J.M. Walker & Associates

Attorneys At Law

7841 South Garfield Way

Centennial, CO 80122

Phone 303-850-7637

Thank you.

Sincerely,

____________________

DMITRIJS PODLUBNIJS